Exhibit 12

Alliant Techsystems Inc.

Statement Re: Computation of Ratio
of Earnings to Fixed Charges

(dollars in thousands)

	Nine MonthsEnded ,		Fiscal Year Ended March 31,
	December 31, 2006	January 1, 2006	2006	2005	2004	2003	2002
Earnings:
Income from operations before taxes	$200,225	$185,845	$227,557	$220,540	$217,796	$197,477	$121,334
Plus fixed charges	61,126	57,358	110,017	73,201	67,223	85,087	108,207
Earnings	$261,351	$243,203	$337,574	$293,741	$285,019	$282,564	$229,541

Fixed Charges:
Interest expense, including amortization of debt issue costs	$54,241	$51,703	$100,837	$65,382	$60,327	$79,495	$103,547
Estimated interest factor of rental expense	6,885	5,655	9,180	7,819	6,896	5,592	4,660
Fixed Charges	$61,126	$57,358	$110,017	$73,201	$67,223	$85,087	$108,207

Ratio of Earnings to Fixed Charges(1)	4.28	4.24	3.07	4.01	4.24	3.32	2.12

Rent expense	43,492	35,726	57,989	49,396	43,563	35,326	29,437
Percent of rent expense that represents interest	16%	16%	16%	16%	16%	16%	16%

(1)             For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.